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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Halozyme Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40637H109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 40637H109

1.	Name of Reporting Person: Per Borgström		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,710,474

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,710,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,710,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IN

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13G
CUSIP No. 40637H109

1.	Name of Reporting Person: Eva Borgström		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,710,474

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,710,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,710,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IN

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Item 1.

(a)	Name of Issuer: Halozyme Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:	(i) Per Borgström
(ii) Eva Borgström

(b)	Address of Principal Business Office, or, if none, Residence: 2325 Camino del Collado, La Jolla, CA 92037

(c)	Citizenship:	(i) Sweden
(ii) Sweden

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 40637H109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 2,710,474(1)

(1) Consists of 2,426,158 shares held by The Borgström Family Trust dated May 28, 1998; 94,772 shares held by Bengt Jonas Borgström; 94,772 shares held by Per Henrik Borgström; and 94,772 shares held by Eva Borgström as Custodian FBO Nils Peter Borgström. Per Borgström and Eva Borgström are trustees of The Borgström Family Trust and share voting and dispositive power with respect to the shares held by the trust. Bengt Jonas Borgström and Per Henrik Borgström are children of Per Borgström and Eva Borgström. Bengt Jonas Borgström and Per Henrik Borgström are citizens of the United States. The filing of this Schedule 13G shall not be construed as an admission that Per Borgström or Eva Borgström are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)	Percent of class: 5.4%

Based upon 49,790,342 shares of the issuer’s common stock outstanding as of March 1, 2005.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,710,474

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,710,474

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PER BORGSTRÖM

April 18, 2005

Date

/s/ Per Borgström

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVA BORGSTRÖM

April 18, 2005

Date

/s/ Eva Borgström

Signature

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JOINT FILING AGREEMENT

     The persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Halozyme Therapeutics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 18th day of April, 2005.

/s/ PER BORGSTRÖM

PER BORGSTRÖM

/s/ EVA BORGSTRÖM

EVA BORGSTRÖM

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